ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference: File No. 82-5089

Our reference:

Date: April 22, 2002

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Direct Phone +41 (0) 625 22 56
Direct Fax +41 (0) 625 36 06
irene.klauer@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- “Rolf Hüppi to resign as Chairman” dated April 19, 2002

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Departement

I. Klauer

Irene Klauer

dlw 4/29

Enclosure

News Release

File No. 82-5089

ZURICH
FINANCIAL SERVICES

Rolf Hüppi to resign as Chairman

Zurich Financial Services
Media and Public Relations

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, April 19, 2002 - Zurich Financial Services announced today that Rolf Hüppi intends to resign as Chairman and Member of the Board of Directors following the forthcoming Annual General Meeting and upon the appointment of a new Chief Executive Officer.

As announced earlier Zurich intends to appoint a new CEO by mid-year 2002. Rolf Hüppi adds: "I have informed the Board of Directors that I consider it desirable and important that the new leadership of our Group can be established unencumbered by the ongoing public controversy surrounding me. Therefore, I shall, following the appointment of the new CEO, also step down as Chairman and will resign from the Board of Directors although my term of office does not expire until the Annual General Meeting in 2003. I remain very confident that Zurich is well positioned to master its future challenges."

The Board of Directors intends to appoint its current Vice Chairman Lodewijk van Wachem, subject to his re-election at the forthcoming Annual General Meeting, as its new Chairman.

The **Zurich Financial Services Group** (www.zurich.com) provides its customers solutions in the areas of financial protection (non-life insurance and structured solutions) and asset gathering (life insurance and asset management). The Group focuses its activities on its key markets of North America, UK and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in more than 60 countries and employs approximately 70,000 people.

ZURICH
FINANCIAL SERVICES

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com